UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 5, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 2 February 2018 entitled ‘VODAFONE ANNOUNCEMENT REGARDING MEDIA SPECULATION’.

RNS Number: 8312D

Vodafone Group Plc

02 February 2018

2 February 2018

VODAFONE ANNOUNCEMENT REGARDING MEDIA SPECULATION

Vodafone Group plc (“Vodafone”) notes the recent press speculation regarding a potential transaction with Liberty Global plc (“Liberty Global”).

Vodafone confirms that it is in early stage discussions with Liberty Global regarding the potential acquisition of certain overlapping continental European assets owned by Liberty Global.

There is no certainty that any transaction will be agreed, nor as to the terms, timing or form of any transaction.

Vodafone is not in discussion with Liberty Global regarding a combination of both companies.

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit:  www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 5, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary